Exhibit 23(a)


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of American Electric Power Company, Inc. on Form S-3 of our reports dated February 21, 2003 (May 14, 2003 as to Notes 3,
16 and 30), appearing in and incorporated by reference in the Annual Report on Form 10-K/A of American Electric Power Company, Inc. and subsidiaries for the year ended December 31, 2002 (which expresses an unqualified opinion and includes explanatory paragraphs referring to the adoption of SFAS 142 "Goodwill and Other Intangible Assets", to certain impairments of goodwill, long-lived assets and other investments in the fourth quarter of 2002), and to the realignment of segments for financial reporting purposes) as updated by the Company's Current Report on Form 8-K dated May 14, 2003, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


Deloitte & Touche LLP
Columbus, Ohio

May 14, 2003